

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via Facsimile
Kit Leong Low
Chief Financial Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

   Re: **Focus Media Holding Limited**
       Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2010
       Filed January 20, 2012
       File No. 000-51387

Dear Mr. Low:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors, page 7

1. Refer to the disclosure of net revenue from your PRC operating affiliates through contractual arrangements on page 8. Please revise the disclosure to also disclose the assets of the PRC operating affiliates, since the assets of these affiliates are 32% of your total assets. Also, please expand the Liquidity section of MD&A to discuss the reasons for the concentration of assets in affiliates that generate such a small proportion of your net revenues.

Business Overview, page 40

LCD display network, page 42

2. We note your response to comment 6 from our letter dated December 22, 2011. Please tell us more about the report issued in 2011 by CTR, a Chinese market research firm. Specifically, discuss whether this was an independent report or whether it was commissioned by you.

Our Corporate Structure and Contractual Arrangements, page 55

3. We note that you disclose on pages 8 and 57 that 96% of your net revenue was generated by your "indirect PRC operating subsidiaries." Please expand the disclosure to clarify whether the indirect PRC operating subsidiary revenues are from your WFOE, which appears to derive most of its own revenue from contractual arrangements based on the organization chart on page 56. Consider including the amount of revenues for 2010 for each of the entities on the organization chart to clarify the nature of the revenues for the reader.

4. We note your response to comments 8 and 9 from our letter dated December 22, 2011 including the Annex provided as part of your response dated January 20, 2012. Please revise your Form 20-F to include the following:

- Revise your disclosure to provide the table included in the Annex to your response to comments 8 and 9.

- Revise your footnotes and amend the organizational chart on page 56 to clearly present your organizational structure. For example, revise your chart to include the names of your WFOE operating subsidiaries. Similarly, revise the next level of the ownership structure to clearly present and names of the "Other Focus Media Operating Subsidiaries."

- Revise each level of your corporate structure to adequately reflect layers of ownership. For example, we note that in the Annex to your response, you list Shanghai Focus Media Digital Information Technology Co., Ltd. under the heading "Subsidiary of WFOE Operating Subsidiaries." The next heading, "Other Focus Media Operating Subsidiaries – Subsidiaries of Shanghai Focus Media Digital Information Technology Co., Ltd.," discloses Shanghai Focus Media Digital Information Technology Co., Ltd.'s 100% ownership of Changsha Frame Advertisement Co., Ltd., but this additional layer is not reflected on your organizational chart. By further example, the third entity under this heading, Focus Media Cultural Transmission Co., Ltd., is wholly-owned by Shanghai Focus Media Defeng Advertisement & Communications Co., Ltd., an entity that is not disclosed elsewhere.

- Similarly, apply the same approach to the entities falling under the category currently identified on your organization chart on page 56 as "Other PCR Operating Affiliates," revising your disclosure accordingly.

- Where there is a significant amount of entities falling under an operating subsidiary or operating affiliate, a footnote listing the names of the entities or a breakout organization chart detailing a segment of the greater organization structure is appropriate.

- Please amend your organizational chart and table of entities provided in the Annex to use uniform conventions for entity names and clearly identify the full name of an entity where a convention may be later used.

- Amend your disclosure, including the Annex to be included in your amended Form 20-F, to clearly indicate which entity you are referring. For example, under the heading "Other PRC Operating Affiliates – Affiliates of Focus Media Advertisement" the fourth Company Name listed is Dongguan Focus Media Advertisement Co., Ltd. The shareholders of the company are listed as Focus Media Advertisement (90%) and Shanghai Focus Media Advertising Co., Ltd. (10%). However, looking to the organization chart on page 56 of the Form 20-F, Shanghai Focus Media Advertisement Co., Ltd. uses the convention "Focus Media Advertisement." There are several other entities listed under the "Other PRC Operating Affiliates – Affiliates of Focus Media Advertisement" heading similarly presented. Please reconcile, revising the Annex table and organization chart, and Supplemental Information on page 1 as appropriate.

Item 5. Operating and Financial Review and Prospects, page 59

Overview, page 59

5. We note your response to comment 10 from our letter dated December 22, 2011 including a description of two separate Management Entities, one controlled by your CEO, Jason Jiang, and the other controlled by Ng Chi Fung. Please tell us the names of these two Management Entities and what percentage of the proposed 19% allotted to the Management Entities would be held by Mr. Jiang should the transaction be completed.

6. We note your response to comment 11 from our letter dated December 22, 2011. You state that in 2009 you returned to your core outdoor digital advertising business after realizing that certain acquisitions, particularly in non-core areas, were not producing the results you had expected. Additionally, you state that the business of OOH is considered non-core and it was among the business areas you considered exiting. However, we note in response to comment 10 from our letter dated December 22, 2011, you state that the planned transaction with GBL III and the Management Entities to gain equity in OOH

was advantageous to you because the company had <u>increased</u> in value from $47.4 million in May 2007 to a present valuation of $70.0 million currently, or an increase of approximately 47.7%. Please reconcile.

7. We note your response to comments 12, 13 and 14 from our letter dated December 22, 2011. While the percentage of revenues is disclosed on page 9 and the VIE assets are disclosed on page F-17, due to the materiality of the VIE assets as a proportion of total assets, we continue to believe that MD&A and the notes to the financial statements should include a discussion of the VIE operations, assets, risks and uncertainties. Please revise.

8. We note your response to comment 15 from our letter dated December 22, 2011. Refer to your discussion of your OOH subsidiary on page 44. It is unclear from your discussion how the business of OOH can be differentiated from your other core business, since OOH also uses digital media devices and light boxes. Please expand the discussion on page 44 and in MD&A to compare and contrast your core businesses with the OOH business in order to support your conclusion that the OOH business is not similar to your other core businesses.

Acquisitions, page 79

9. We note your response to comment 18 from our letter dated December 22, 2011. We note that you state that you are considering no longer providing disclosure of the resolution of contingent consideration, as you believe it is not required. Please confirm that you will disclose all changes in goodwill during the periods presented, which would include amounts for contingent consideration resolved and all contingent payments outstanding in your disclosure of commitments and contingencies pursuant to ASC 805-30-50.

10. We note your response to comment 18 from our letter dated December 22, 2011. Please revise the table to include columns disclosing the purchase price and loss on disposal as appropriate. Include the revised table in your response to this comment.

Financial Statements

Note 3 – Variable Interest Entities, page F-16

11. We note your response to comments 22 – 27 from our letter dated December 22, 2011. Please revise Note 3 to include all proposed disclosures requested in these comments in the notes to the financial statements pursuant to ASC 810-10-50, in addition to the proposed disclosure revisions provided to the staff for the Risk Factors section and MD&A.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Facsimile
        Chris Lin, Esq.
        Simpson Thacher & Bartlett LLP